Issuer Free Writing Prospectus, dated June 1, 2016

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Nos. 333-194431, 333-194431-01, 333-194431-02

Weatherford International Ltd.

$1,100,000,000

5.875% Exchangeable Senior Notes due 2021

The information in this pricing term sheet (the “Pricing Term Sheet”) supplements Weatherford International Ltd.’s preliminary prospectus supplement, dated June 1, 2016 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement only to the extent inconsistent with the information in the Preliminary Prospectus Supplement. In all other respects, the Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, including all documents incorporated by reference therein. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement. All references to dollar amounts are references to U.S. dollars.

Issuer:	Weatherford International Ltd., a Bermuda exempted company.

Guarantors:	Weatherford International plc, an Irish public limited company (the “Parent”), and Weatherford International, LLC, a Delaware limited liability company.

Securities Offered:	5.875% Exchangeable Senior Notes due 2021 (the “Notes”). Unless the context requires otherwise, as used in this Pricing Term Sheet, each Note refers to a Note having a principal amount of $1,000.

Ticker / Exchange for Ordinary Shares of the Parent (the “Ordinary Shares”):	WFT / NYSE.

Aggregate Principal Amount Offered:	$1,100,000,000 aggregate principal amount of Notes.

Public Offering Price, Underwriting Discount and Proceeds to the Issuer, Before Expenses:	The following table shows the public offering price, underwriting discount and proceeds to the Issuer, before expenses.

	Per Note	Total
Public Offering Price (1)	$1,000	$1,100,000,000
Underwriting Discount	$25	$27,500,000
Proceeds to the Issuer (before expenses)	$975	$1,072,500,000

(1)	Plus accrued interest from June 7, 2016, if settlement occurs after that date.

Underwriters’ Over-Allotment Option:	$165,000,000 aggregate principal amount of Notes.

Trade Date:	June 2, 2016.

Expected Settlement Date:	June 7, 2016 (T+3).

Issue Price:	The Notes will be issued at a price of 100% of their principal amount.

Maturity:	The Notes will mature on July 1, 2021, unless earlier exchanged, redeemed or repurchased.

Interest Rate:	5.875% per year, accruing from the Expected Settlement Date.

Interest Payment Dates:	Interest will accrue from the Expected Settlement Date and will be payable semi-annually in arrears on July 1 and January 1 of each year, beginning on January 1, 2017.

NYSE Last Reported Sale Price on June 1, 2016:	$5.53 per Ordinary Share.

Exchange Premium:	Approximately 40.0% above the NYSE Last Reported Sale Price on June 1, 2016.

Initial Exchange Price:	Approximately $7.74 per Ordinary Share.

Initial Exchange Rate:	129.1656 Ordinary Shares per $1,000 principal amount of Notes.

Redemption at the Issuer’s Option:	The Notes may not be redeemed at the Issuer’s option, except in limited circumstances described in the Preliminary Prospectus Supplement in connection with a change in tax law. Notice of such a redemption would be deemed to constitute a “make-whole fundamental change,” which will in certain circumstances result in a temporarily increased exchange rate. See “Description of Notes—Exchange of the Notes—Increase in Exchange Rate in Connection with a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement.

Joint Book-Running Managers:

RBC Capital Markets, LLC

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

J.P. Morgan Securities LLC

Mitsubishi UFJ Securities (USA), Inc.

Morgan Stanley & Co. LLC

Wells Fargo Securities, LLC

Co-Managers:	Barclays Capital Inc. Skandinaviska Enskilda Banken AB TD Securities (USA) LLC UniCredit Capital Markets LLC BBVA Securities Inc.

CUSIP Number:	947075 AH0

ISIN:	US947075AH03

Tender Offers:	The Maximum Purchase Amount will be increased from $1.0 billion to $1.1 billion.

Increase in Exchange Rate in Connection with a Make-Whole Fundamental Change:	The following table sets forth, for each stock price and make-whole fundamental change effective date set forth below, the number of additional shares by which the exchange rate will be increased in connection with a make-whole fundamental change per $1,000 principal amount of Notes exchanged with an exchange date that occurs during the related make-whole fundamental change exchange period:

Make-Whole Fundamental Change Effective Date	Stock Price
	$5.53	$6.00	$6.50	$7.00	$7.74	$10.00	$12.50	$15.00	$25.00	$35.00	$45.00	$55.00
June 7, 2016	51.6662	50.3265	46.4092	40.8214	34.3243	22.2250	15.3920	11.4480	4.6788	2.0823	0.7331	0.0000
July 1, 2017	51.6662	49.3012	43.4477	37.7300	31.1770	19.4150	13.1584	9.7113	4.0192	1.8334	0.6627	0.0000
July 1, 2018	51.6662	47.9617	40.3815	34.3829	27.6395	16.1430	10.5672	7.7167	3.2508	1.5414	0.6024	0.0000
July 1, 2019	51.6662	45.5983	37.1985	30.6414	23.4548	12.1490	7.4968	5.4093	2.3416	1.1549	0.4989	0.0000
July 1, 2020	51.6662	44.1850	34.1508	26.3571	18.0711	6.9490	3.8664	2.8040	1.2712	0.6500	0.3053	0.0000
July 1, 2021	51.6662	42.9510	31.2575	23.3786	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price are not set forth in the table above, then:

•	if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two make-whole fundamental change effective dates in the table above, then the number of additional shares will be determined by a straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table and the earlier and later make-whole fundamental change effective dates in the table above, as applicable, based on a 365- or 366-day year, as applicable;

•	if the stock price is greater than $55.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Exchange of the Notes—Increase in Exchange Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), then no additional shares will be added to the exchange rate; and

•	if the stock price is less than $5.53 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Exchange of the Notes—Increase in Exchange Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), then no additional shares will be added to the exchange rate.

Notwithstanding anything to the contrary, in no event will the exchange rate be increased to an amount that exceeds 180.8318 ordinary shares per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the exchange rate is required to be adjusted pursuant to the provisions described in clauses (1) through (5) in the Preliminary Prospectus Supplement under the caption “Description of Notes—Exchange of the Notes—Exchange Rate Adjustments.”

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Notes offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by contacting RBC Capital Markets at RBC Capital Markets, 3 World Financial Center, 200 Vesey Street, 8th Floor, New York, New York 10281, Attention: Equity Syndicate, or by telephone at (877) 822-4089, or by email at equityprospectus@rbccm.com; or Citigroup at Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146.

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